 Filed Pursuant to Rule 253(g)(2)
File No. 024-10563

HC GOVERNMENT REALTY TRUST, INC.

SUPPLEMENT NO. 2 DATED DECMBER 20, 2017
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2017

This document supplements, and should be read in conjunction with, the offering circular of HC Government Realty Trust, Inc. (“we,” “our,” “us” or “the Company”), dated December 18, 2017 and filed by us with the Securities and Exchange Commission, or the Commission, on December 18, 2017, as supplemented, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

Resignation of Elizabeth Watson, our Chief Financial Officer

On January 25, 2018, Elizabeth Watson, our Chief Financial Officer, who serves as both our principal financial officer and principal accounting officer for purposes of Regulation A, Tier II reporting requirements, and the Company agreed that she would be resigning from the foregoing positions effective as of January 31, 2018.

Hiring of James D. Post, CPA, CFE, as Vice President of Finance and Corporate Controller

On January 31, 2018, our Manager hired Jason D. Post as our Vice President of Finance and Corporate Controller. The following disclosure should be read in conjunction with “DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES” and any other relevant section contained in the Offering Circular or any supplement to the Offering Circular.

Name	Position	Age	Term of Office	Hours/Year
Jason D. Post	Vice President of Finance and Corporate Controller	42	January 2018	N/A

Jason D. Post, CPA, CFE, Vice President of Finance and Corporate Controller. Mr. Post will be responsible for HCGRT’s financial management, including corporate accounting, regulatory and financial reporting, budgeting, as well as internal control policies, particularly as they relate to financial risk management. Prior to joining the Company, Mr. Post was the Principal Financial Officer of As Seen On TV, Inc. (OTCBB: ASTV), a direct marketing company. Before that he operated Jason D. Post CPA, PA, a consulting firm offering financial and controller services for pre-IPO and listed companies. Previously he was CFO of Amacore Group (OTCCQB: ACGI), a marketer of health, life and dental insurance plans, and Zurvita (OTCQB: ZRVT), a distributor of health and wellness products. Mr. Post began his career practicing at accounting firms Deloitte & Touche, Cherry, Bekaert & Holland, Cavanaugh & Company and Arthur Andersen. He is a Certified Public Accountant as well as a Certified Fraud Examiner and holds a Bachelor of Science degree, cum laude, from the University of South Florida.